SHINSEI BANK

株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

File No. 82-34775

August 16, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated August 9, 2005 (Attached hereto as Exhibit A-1)

B. Japanese Language Documents

(1) Press release dated August 9, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-1)

Very truly yours,

Shinsei Bank, Limited

By ______________________

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Announcement of Subsidiary Dissolution

Tokyo (Tuesday, August 9, 2005) –Shinsei Bank, Limited ("Shinsei Bank") today announced the dissolution of its wholly owned subsidiary, Shinsei Card Co., Ltd. ("Shinsei Card"), on condition of approval by relevant authorities.

1. Reason of Dissolution

   Shinsei Card was established as a credit card business subsidiary in March 2000. As part of Shinsei Bank group's consumer and commercial finance companies' strategy, the business will be unified with APLUS Co. Ltd, a consolidated subsidiary of Shinsei Bank, to enhance efficiency in business operation.

2. Description of Shinsei Card and Dissolution Schedule

Address:	2-1-8 Uchisaiwaicho, Chiyoda-ku, Tokyo
Representative:	Director: Junji Morita
Capital:	605 million yen (As of March, 2005)
Shareholder:	100% owned by Shinsei Bank
Date of Dissolution:	September 2005 (planned) Liquidation process will follow after the dissolution

3. Influence on Shinsei Bank's Earning Forecast

   No change in the earning forecast for Fiscal Year 2005, announced on May 24, 2005.